SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C.
                                 FORM U-6B-2
                         Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg.ss.250.20, P. 36,652] or U-47 [Reg. ss.250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by: PS Colorado Credit Corporation (the "Company")


This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg.
ss.250.48, P. 36,621].

1.     Type of the security or securities:
    a)  Medium Term Notes, Series A - unsecured
    b)  Medium Term Notes, Series A - unsecured
    c)  Medium Term Notes, Series A - unsecured
    d)  Medium Term Notes, Series A - unsecured
    e)  Medium Term Notes, Series A - unsecured

2.     Issue, renewal or guaranty:
    a)  issue
    b)  issue
    c)  issue
    d)  issue
    e)  issue
3.     Principal amount of each security:
    a)  $20,000,000
    b)  $10,000,000
    c)  $20,000,000
    d)  $ 5,000,000
    e)  $25,000.000
4.     Rate of interest per annum of each security:
    a)  5.91%
    b)  6.05%
    c)  6.10%
    d)  6.07%
    e)  6.14%
5.  Date of issue, renewal or guaranty of each security:
    a)  October 10, 1997
    b)  November 24, 1997
    c)  November 28, 1997
    d)  December 1, 1997
    e)  December 15, 1997
6.  If renewal of security, give date of original issue: Not applicable.
7.  Date of maturity of each security:
    a)  October 13, 1998
    b)  November 24, 1998
    c)  November 30, 1998
    d)  December 1, 1998
    e)  December 15, 1998
8.  Name of the person to whom each security was issued, renewed or guaranteed:
    a)  Qualified Institutional Buyers - private placement
    b)  Qualified Institutional Buyers - private placement
    c)  Qualified Institutional Buyers - private placement
    d)  Qualified Institutional Buyers - private placement
    e)  Qualified Institutional Buyers - private placement
9.  Collateral given with each security, if any:  Not applicable.
10. Consideration received for each security:
    a)  $20,000,000
    b)  $10,000,000
    c)  $20,000,000
    d)  $ 5,000,000
    e)  $25,000,000
11. Application of proceeds of each security:
    a) Net proceeds used to finance the purchase of receivables from Public Service of Colorado and to refinance existing debt.
12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:
    a) the provisions contained in the first sentence of Section  6(b):
       Not applicable
    b) the provisions contained in the fourth sentence of Section 6(b): Not applicable
    c) the provisions contained in any rule of the commission other than Rule U-48:
                  All issuances.
13 If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of
    Section 6(b).
                  Not applicable.
14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.
                  Not applicable.
15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48
    [Reg. ss.250.48, P. 36,621] designate the rule under which exemption is claimed.
                  Rule 52(b)

                                    PS Colorado Credit Corporation




                                    By:  /s/ James D. Steinhilper
                                          James D. Steinhilper
                                    Treasurer

Date: November 25, 1998